UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 4)

CHINA INFORMATION SECURITY TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

16942F103
(CUSIP Number)

Jiang Huai Lin
21st Floor, Everbright Bank Building,
Zhuzilin, Futian District,
Shenzhen, Guangdong, 518040
People’s Republic of China
(+86) 755-8370-8333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2010
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jiang Huai Lin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,170,080*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
20,170,080*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,170,080*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.93%**

14	TYPE OF REPORTING PERSON
IN

* Consists of 19,170,080 shares of the Common Stock owned directly by Jiang Huai Lin and 1,000,000 shares held by Total Device Management Limited, an entity controlled by Jiang Huai Lin, which makes him the beneficial owner of those shares.
** Based on 51,805,787 shares of common stock outstanding at the filing of this report.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Total Device Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000,000*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,000,000*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000,000*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.93%

14	TYPE OF REPORTING PERSON
CO

*  Total Device Management Limited is controlled by Jiang Huai Lin, which makes him the beneficial owner of these 1,000,000 shares of the Common Stock.

This Amendment No. 4 amends certain information contained in the Schedule 13D filed by the Reporting Persons with respect to their ownership interests in China Information Security Technology, Inc. on February 7, 2007, as amended by Amendment No. 1 filed on September 12, 2007, as amended by Amendment No. 2 filed on May 22, 2008, as amended by Amendment No. 3 filed on July 3, 2008 (the "13D"). Capitalized terms used by not defined herein have the meanings ascribed in the 13D.

Item 1.

Security and Issuer.

The name of the issuer is China Information Security Technology, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. This statement relates to the Company’s common stock, $0.01 par value per share (the "Common Stock").

Item 2.

Identity and Background.

(a)-(f). This Schedule 13D/A is being filed by Mr. Jiang Huai Lin, a citizen of the People’s Republic of China (the "Reporting Person"). The principal address of the Reporting Person is 21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, 518040, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company. The Reporting Person is also the 100% owner of Total Device Management Limited, a company formed in the People’s Republic of China, with its principal executive offices at 3505-06, 35/F Edinburg Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Prior to January 12, 2010, the Reporting Person was deemed to beneficially hold an aggregate of 21,750,080 shares of the Company’s common stock. Such 21,750,080 shares consisted of 19,150,080 shares of Common Stock owned directly by the Reporting Person and 2,600,000 shares held by Total Device Management Limited, an entity controlled by the Reporting Person.

The Reporting Person used his personal funds to acquire the original shares directly owned by him and Total Device Management Limited used its own working capital.

Item 4.

Purpose of Transaction.

On January 12, 2010, the Reporting Person transferred and sold 1,600,000 shares of the Company’s Common Stock held directly by him to certain purchasers (the "Purchasers"), at a price of $6.15 per share, pursuant to the terms and conditions of a securities purchase agreement, dated January 7, 2010, by and among the Reporting Person, the Company and the Purchasers (the "Securities Purchase Agreement"). The Company concurrently offered and sold 1,652,033 shares of the Company’s common stock pursuant to the Securities Purchase Agreement. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of that agreement, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 8, 2010.

On January 12, 2010, the Reporting Person received a grant of 20,000 restricted shares of the Company’s common stock under the Company’s 2007 Equity Incentive Plan.

Following the Reporting Person’s disposition of 1,600,000 shares of the Company’s common stock on January 12, 2010, and the Reporting Person’s receipt of 20,000 restricted shares of the Company’s common stock on January 12, 2010, the Reporting Person holds 19,170,080 shares of the Company’s Common Stock directly and 1,000,000 shares of the Company’s Common Stock indirectly through Total Device Management Limited.

The Reporting Person holds the remaining securities directly and indirectly through Total Device Management Limited solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

The shares held by the Reporting Person is subject to a 90-day lock-up agreement, dated January 12, 2010, between the Reporting Person and Rodman & Renshaw, LLC, the exclusive placement agent in connection with the concurrent offering of shares by the Reporting Person and the Company. The lockup provision is expected to expire on April 7, 2010.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of this statement, the Reporting Person is the beneficial owner of 20,170,080 shares of the Common Stock, representing 38.93% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b)

The Reporting Person has the sole power to vote and dispose of 20,170,080 shares.

(c)

Other than the sale of 1,600,000 shares of the Company’s Common Stock on January 12, 2010 explained in Item 2 above, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Current Report on Form 8-K filed by the Company on January 8, 2010, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit No.	Description

10.1*	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of the current report on Form 8-K filed by the Company on January 8, 2010).

10.2	Jiang Huai Lin Lock-up Agreement, dated January 12, 2010.

*Incorporated by Reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3 , 2010

/s/ Jiang Huai Lin
Jiang Huai Lin